Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ON24, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-252701) on Form S-8 of ON24, Inc. of our report dated March 11, 2022, with respect to the consolidated balance sheets of ON24, Inc. and its subsidiaries as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, “the consolidated financial statements”), which report appears in the December 31, 2021 annual report on Form 10‑K of ON24, Inc.

/s/ KPMG LLP
San Francisco, California
March 11, 2022